UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX: IHI OTCBB: IHITF

Vancouver, British Columbia - Monday June 13, 2005 1am PST

International Hi-Tech Industries Inc. (IHI) (TSX:IHI; OTC BB:IHITF)

IHI JOINT VENTURE WITH YMCA IN THE 4,300 SQ.FT CHILD CARE FACILITY
IN THE NEW IHI TOWERS DEVELOPMENT

The company is pleased to announce that The Optima high-rise development in Surrey Central City will be home to a new 4,300 square foot child care facility operated by the YMCA of Greater Vancouver. Details of the project are included in a joint press release that was recently issued by YMCA and IHI. (See attached release).

International Hi-Tech Industries Inc. is a Company whose principal business is the development and commercialization of an advanced building system in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's system has attracted interest from more than 65 different countries worldwide

The system is protected with patents that encompass IHI's earthquake, wind, fire and sound resistant pre-fabricated building panels, as well as structures made from these panels. IHI now has 72 patent claims fully issued in more than 164 countries and pending in another 16 countries. The Company and its international subsidiary are planning to file for additional new sets of worldwide patents in 2005/2006.

ANNUAL GENERAL MEETING REMINDER

The Corporation's Annual General Meeting will be at the Hopcott Road factory on June 14, 2005 at 10:30am. All Corporation shareholders are invited to attend. The annual IHI barbecue will follow the AGM. During the event, the latest IHI products will be displayed.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Roger A. Rached
_______________________________________
ROGER A. RACHED, PRESIDENT& CEO

For further information, please visit the Company's website at www.ihi.ca or contact us by:

Telephone: 604-733-5400
Fax: 604-734-8300
Email: info@ihi.ca

Media Contact:
Susan Hahn & Associates
Telephone: 212-986-6286
Fax: 212-949-7274
Email: SusanHahn@nyc.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Optima Living Smart
West Whalley Ring Rd & 105A Ave Surrey BC V7S 3H2 t 604 587 9900 f 604 587 6600 e info@optimaliving.ca

NEWS RELEASE

June 8, 2005

YMCA CHILD CARE CENTRE COMING TO SURREY CENTRAL CITY

The Optima high-rise development in Surrey Central City will be home to a new 4,300 square foot child care facility operated by the YMCA of Greater Vancouver.

The YMCA Child Care Centre at Optima will add two programs to the five the organization currently runs in the Surrey/White Rock area. The programs will serve 37 local children, aged toddler to pre-school, and their families.

The Optima's three high-rise towers will be built with advanced pre-manufactured customized panel technology, patented by the project's developers, International Hi-Tech Industries Inc. (IHI) of Vancouver. The Optima's efficient and fast building methods help keep labor and building costs down. The benefits for potential buyers are a state of the art building, for a more reasonable price than conventional concrete high rises in the area.

"We were impressed with the quality of this project, and are pleased to be able to partner with IHI to provide its new community with accessible, quality child care services," says Bill Stewart, YMCA of Greater Vancouver President and CEO.

Set to open in 2008, the YMCA Child Care Centre at Optima will be located in a stand-alone building, featuring the same technology as the high-rise towers. "It is a great honour to have the YMCA work with us to provide quality child care for the Optima's residents and local community," says Roger A. Rached, President & CEO of IHI.

As the largest child care provider in the Lower Mainland, the YMCA is well known for its tradition of quality, community-based care.

International Hi-Tech Industries Inc. is a company whose principal business is the development and commercialization of an advanced building technology in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. The Company's building technology is held under license. For information about IHI and the Optima, please visit the corporate website at www.ihi.ca / www.optimaliving.ca.

THE OPTIMA YMCA CHILD CARE CENTRE FLOOR PLAN AVAILABLE AT (www. LINK)

The Optima / IHI Media Contact: Margo Bates Publicity Inc.

Telephone: 604-536-9501

E-Mail: info@margobatespr.com

YMCA Media Contact: Donna Dykeman
Acting Senior Manager Communications
Telephone: 604-622-4952
F. 604-688-0220
E. donna.dykeman@vanymca.org
www.vanymca.org

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: June 15, 2005

/s/ Roger A. Rached
_____________________________
Roger A. Rached, President & CEO